Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-144282

July 23, 2007

Perfect World Co., Ltd., or Perfect World, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Perfect World has filed with the SEC for more complete information about Perfect World and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Perfect World has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Perfect World, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Morgan Stanley 1-800-584-6837 or Credit Suisse 1-800-221-1037 (calling these numbers is not toll free outside the United States). You may also access Perfect World’s most recent prospectus by visiting EDGAR on the SEC website at http://sec.gov/Archives/edgar/data/1403849/0001193125071 59786/0001193125-07-159786-index.htm.

This free writing prospectus reflects the following amendments that were made in amendment No. 2 to the registration statement on Form F-1:

On July 23, 2007, Perfect World amended the registration statement on Form F-1 to (i) add the section entitled “Recent Developments” in order to provide information regarding Perfect World’s selected unaudited consolidated financial results and selected operating data for the three months ended June 30, 2007; (ii) update the Business Section; (iii) update the PRC Government Regulation Section; and (iv) amend the Description of American Depositary Shares Section.

The following sections in the registration statement have been added or amended as follows:

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results and selected operating data for the three months ended June 30, 2007 compared to our selected unaudited consolidated financial results and selected operating data for the three months ended June 30, 2006 and March 31, 2007, respectively. Results for the second quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	Three Months Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	(in RMB thousands)
Selected Consolidated Statement of Operations Data
Revenues:
Online game operation revenues	15,914	76,575	111,528
Overseas licensing revenues	—	10,579	18,179

Total revenues	15,914	87,154	129,707
Cost of revenues	(3,912)	(19,196)	(25,762)

Gross profit	12,002	67,958	103,945
Operating expenses:
Research and development expenses	(4,389)	(6,951)	(10,900)
Sales and marketing expenses	(3,864)	(15,308)	(32,289)
General and administrative expenses	(1,473)	(3,737)	(6,292)

Total operating expenses	(9,726)	(25,996)	(49,481)

Operating income	2,276	41,962	54,464
Income tax expense	—	(2,049)	(2,892)
Net income	2,290	40,012	52,361
Net income per ordinary share:
Basic	0.02	0.25	0.33
Diluted	0.02	0.16	0.21
Net income per ADS:
Basic	0.08	1.27	1.67
Diluted	0.08	0.82	1.06

Weighted average number of ordinary shares used in per ordinary share calculations:
Basic	148,571,430	154,285,720	154,285,720
Diluted	148,571,430	242,951,028	246,869,700
Share-based compensation expenses included in:
Cost of revenues	—	(27)	(31)
Research and development expenses	—	(278)	(367)
Sales and marketing expenses	—	(36)	(233)
General and administrative expenses	—	(158)	(563)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	3,734	159,263	236,167
Total assets	10,257	190,407	303,055
Advance from customers	3,973	24,942	32,222
Deferred revenues	6,126	60,540	80,409
Total liabilities	33,537	106,269	165,564
Total shareholders’ equity	(23,280)	84,138	137,491

Selected Operating Data:
ACU (in thousands) [1]	44	237	446
APC (in thousands) [2]	—	695	1,036
ARPU (RMB) [3]	—	95.3	98.0

1	Consist of aggregate data from our online game operations in China with respect to all of our games.
2	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model.
3	Consist of aggregate data from our online game operations in China with respect to all of our games that use the item-based revenue model. Our total online game operation revenues derived from operating in China our online games using the item-based revenue model, which are used to calculate ARPU, are RMB66.3 million and RMB101.6 million, respectively, for the quarters ended March 31, 2007 and June 30, 2007.

In the three months ended June 30, 2007, our revenues increased to RMB129.7 million from RMB15.9 million for the same period in 2006. The increase was primarily attributable to our operations of three MMORPGs launched after the second quarter of 2006, namely Legend of Martial Arts, Perfect World II and Zhu Xian. In the three months ended June 30, 2007, our games recorded approximately 446,000 average concurrent users, a significant increase from approximately 44,000 for the same period in 2006. The increase in our revenues was also attributable to our overseas licensing revenues of RMB18.2 million in the three months ended June 30, 2007, as Perfect World II was launched in several overseas countries and regions in the last quarter of 2006 and the first quarter of 2007. Our cost of revenues also increased to RMB25.8 million for the three months ended June 30, 2007, from RMB3.9 million for the same period in 2006, primarily because of significant expansion of our operations. Our gross profit increased to RMB103.9 million for the three months ended June 30, 2007, from RMB12.0 million for the same period in 2006. The increase in our revenues outpaced the increase in our cost of revenues primarily due to greater economies of scale resulted from operating more games. As a result, our gross margin increased to 80.1% for the three months ended June 30, 2007, from 75.4% for the same period in 2006.

In the three months ended June 30, 2007, our revenues increased by RMB42.5 million to RMB129.7 million from RMB87.2 million in the three months ended March 31, 2007. The increase was primarily attributable to (i) our operations of our fourth MMORPG, Zhu Xian, which was launched in late May 2007, (ii) the increase in our revenues derived from operating Perfect World II in China, and (iii) the increase in our overseas licensing revenues. In the three months ended June 30, 2007, our games recorded approximately 446,000 average concurrent users, compared to approximately 237,000 for the previous quarter. ARPU of our item-based games in the three months ended June 30, 2007 was RMB98.0, a 2.8% increase from RMB95.3 in the previous quarter. In the three months ended June 30, 2007, our overseas licensing revenues increased to RMB18.2 million from RMB10.6 million in the three months ended March 31, 2007, as our game Perfect World II was launched in Vietnam in February 2007, in Malaysia and Singapore in March 2007 and in Japan in April 2007, respectively, and we recorded more licensing revenues from these countries. Our cost of revenues also increased to RMB25.8 million for the three months ended June 30, 2007, from RMB19.2 million for the three months ended March 31, 2007, primarily because of expansion of our operations. Our gross profit increased to RMB103.9 million for the three months ended June 30, 2007, from RMB68.0 million for the three months ended March 31, 2007. The increase in our revenues outpaced the increase in our cost of revenues primarily due to greater economies of scale resulted from the increase in our revenues described above. As a result, our gross margin increased to 80.1% for the three months ended June 30, 2007, from 78.0% for the three months ended March 31, 2007.

For the three months ended June 30, 2007, our total operating expenses were RMB49.5 million, including RMB1.2 million of share-based compensation expenses in connection with the options and restricted shares granted to certain employees. The increase in our operating expenses was primarily due to our expanded operations as compared to the same period in 2006 and the first quarter of 2007. Compared to the three months ended March 31, 2007, our operating expenses increased by 90.3% in the three months ended June 30, 2007, primarily attributable to (i) an increase of our sales and marketing expenses for existing games and for the promotion of our game Zhu Xian launched in late May 2007, (ii) an increase in our research and development expenses primarily due to our hiring more research and development personnel, (iii) an increase in our general and administrative expenses primarily due to our hiring more management level general and administrative personnel in March and April 2007 and the associated share-based compensation expenses, and (iv) a one-time special bonus to all employees.

For the three months ended June 30, 2007, our income tax expense increased to RMB2.9 million from RMB2.0 million for the three months ended March 31, 2007, primarily due to more withholding taxes we incurred on our overseas increasing revenues in various jurisdictions outside China.

As a result of the foregoing, our net income increased to RMB52.4 million for the three months ended June 30, 2007, compared to RMB2.3 million for the same period in 2006 and RMB40.0 million for the first quarter in 2007. Our net margin amounted to 40.4% for the three months ended June 30, 2007, compared to 14.4% for the same period in 2006 and 45.9% for the first quarter of 2007. Our net margin decreased in the second quarter of 2007 from the first quarter of 2007, primarily due to the increase in our expenses as described above.

BUSINESS

The third paragraph under the heading “Overseas Licensing” has been amended to read as follows:

The following table lists certain information with respect to the licenses that we have entered into for Perfect World II.

Country/Region	Licensee	Date of license agreement	Date/Estimate Date of commercial launch	Expiry date
Taiwan, Hong Kong and Macau	Soft-World International Corporation	June 15, 2006	December 2006	December 2009

Japan	C&C Media Co., Ltd.	July 29, 2006	April 2007	April 2012

Vietnam	Quang Minh DEC	August 25, 2006	February 2007	February 2010

Malaysia and Singapore	Cubinet Interactive Sdn Bhd	December 28, 2006	March 2007	March 2012

Korea	CJ Internet Corporation	December 12, 2006	September 2007 (expected)	Sixty months from commercial launch

The Philippines	Level Up! Inc.	December 12, 2006	September 2007 (expected)	Five years from commercial launch

Brazil	Level Up! Interactive S.A.	December 14, 2006	December 2007 (expected)	Five years from commercial launch

Thailand	Cubinet Interactive Sdn Bhd	June 20, 2007	October - December 2007 (expected)	Three years from commercial launch

PRC GOVERNMENT REGULATION

The last sentence in the second paragraph under the heading “Anti-fatigue System and Real-name Registration System” has been amended to read as follows:

“We have developed our own anti-fatigue system and real-name registration system, and have implemented them since July 2007.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The first two sentences of the last paragraph under the heading “Fees and Expenses” have been amended to read as follows:

Our depositary has agreed to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. Neither the depositary bank nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

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